SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Affinity Gaming

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Not Applicable

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Not Applicable	13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 4 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

AMENDMENT NO. 4 SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) reflects changes to the information in Schedule 13D relating to the Common Stock of Affinity Gaming filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2013 by the reporting persons (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the Commission on October 15, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on December 5, 2013 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission on July 31, 2014 (“Amendment No. 3” and, collectively with the Amendment No. 1, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4 of the Schedule 13D is hereby supplemented to add the following:

Item 4. Purpose of the Transaction

The Reporting Persons entered into a certain Amendment No. 3 to the Stockholders Agreement (“Amendment No. 3 to the Stockholders Agreement”) with the Other Holders, dated as of June 2, 2015, which extends the term of the Stockholders Agreement to March 31, 2016 (unless earlier terminated pursuant to Section 4(b) of the Stockholders Agreement), and modifies certain restrictions on transfers of shares of Common Stock among the parties. All other terms and conditions of the Stockholders Agreement as disclosed on the Original 13D on June 6, 2013 remain in full force and effect without amendment. Amendment No. 3 to the Stockholders Agreement is filed herewith as Exhibit 99.6 and incorporated herein by reference.

Item 7 of the Schedule 13D is hereby amended to add the following:

Item 7. Material to be Filed as Exhibits

Exhibit 99.6 Amendment No. 3 to the Stockholders Agreement by and among SPH Manager, LLC, Spectrum Group Management, LLC, Highland Capital Management, L.P., One East Partners Opportunities, L.P. and One East Partners Master, L.P., dated as of June 2, 2015.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero